Filed Pursuant to Rule 424(b)(3)
Registration Number 333-110980

3 1/2% Convertible Notes Due 2033

NII HOLDINGS, INC.

Prospectus Supplement No. 1 dated March 19, 2004

To Prospectus Dated March 9, 2004

      This prospectus supplement relates to an aggregate principal amount of $180.0 million of 3 1/2% convertible notes due 2033 and the 2,250,000 shares of our common stock issuable upon conversion of the notes. This prospectus supplement should be read in conjunction with and may not be delivered or utilized without our prospectus dated March 9, 2004, including any amendments or supplements thereto. The terms of the notes are set forth in the prospectus. The notes are not listed on any securities exchange. The notes are designated for trading in the PORTAL market. Our common stock is listed on the Nasdaq National Market under the symbol “NIHD.”

      See “Risk Factors” beginning on page 4 of the prospectus for a discussion of certain risks that you should consider in connection with an investment in the notes.

      We will not receive any of proceeds from the sale of notes or common stock by the selling security holders. The selling security holders may sell the notes or common stock either directly or through underwriters, broker-dealers or agents and in one or more transactions at market prices prevailing at the time of sale or at negotiated prices.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

      The table below sets forth additional information concerning beneficial ownership of the notes and the shares of common stock issuable upon conversion of the notes, and supplements and amends the table appearing under “Selling Security Holders” beginning on page 42 of the prospectus. To the extent that a selling security holder is listed both in the table below and in the table appearing in the prospectus, the information set forth below regarding the selling security holder updates and amends the information in the prospectus.

	Principal				Common Stock Owned
	Amount of		Shares of	Conversion	Upon Completion
	Notes		Common Stock	shares of	of the Offering
	Beneficially	Percentage	Beneficially	Common
	Owned and	of Notes	Owned Prior to	Stock	Number
Name of Beneficial Owner	Offered	Outstanding	the Offering(1)	Offered(2)	of Shares	Percentage(3)

KBC Financial Products USA Inc	$1,800,000	1.00%	—	22,500

*	Less than 1%.
(1)	Shares in this column do not include shares of common stock issuable upon conversion of the notes listed in the column to the right.
(2)	Assumes conversion of all of the holder’s notes at the initial conversion rate of 12.5000 shares of common stock per $1,000 principal amount of the notes, not including fractional shares for which we will pay cash as described under “Description of Notes — Conversion of Notes.” However, this conversion rate is subject to adjustment as described under “Description of Notes — Conversion of Notes.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.
(3)	Calculated based on 22,961,070 shares of our common stock outstanding as of December 31, 2004.